Voting Rights Announcements | 25 April 2024 16:01 MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 25.04.2024 / 16:01 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer 2. Reason for notification 3. Details of person subject to the notification obligation MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 X Acquisition/disposal of shares with voting rights   Acquisition/disposal of instruments   Change of breakdown of voting rights   Other reason:

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 6. Total positions 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Legal entity: UBS Group AG City of registered office, country: Zurich, Switzerland UBS AG 18 Apr 2024   % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 6.27% 3.95% 10.22% 37716423 Previous notification 5.86% 3.92% 9.78% / ISIN Absolute In %   Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 2129041 0.00% 5.64 % US6177602025 0 236873 0.00% 0.63 % Total 2365914 6.27 % Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right to recall over shares At any time 217793 0.58%

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Right of use over shares At any time 500557 1.33 % Right of use over ADRs (US617760202 5) At any time 257092 0.68 % Right to recall over ADRs (US617760202 5) At any time 98682 0.26 %     Total 1074124 2.85 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Convertible bonds (DE000A3H2 XW6) 16/10/2025 25/11/2020 - 30/08/2025 Physical 60171 0.16 % Right of use over convertible bonds (CH1286962 597) At any time Cash 3514 0.01 % Right of use over convertible bonds (DE000A3H2 XW6) At any time Physical 225455 0.60 % Equity Swaps 26/02/2025 Cash 8007 0.02 % Swaps On Baskets 29/01/2025- 25/02/2027 Cash 118484 0.31%

8. Information in relation to the person subject to the notification obligation       Total 415631 1.10 %   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Switzerland AG % % % - % % % UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Asset Management AG % % % UBS Asset Management Holding (No. 2) Ltd % % % UBS Asset Management Holding Ltd % % % UBS Asset Management (UK) Limited % % % - % % %

UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Asset Management AG % % % UBS Asset Management Switzerland AG % % % UBS Fund Management (Switzerland) AG % % % - % % % UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Americas Holding LLC % % % UBS Americas Inc. % % % UBS Securities LLC % % % - % % % UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Asset Management AG % % % UBS Fund Management (Luxembourg) SA % % % - % % % UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Americas Holding LLC % % % UBS Americas Inc. % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. UBS Financial Services Inc. % % % - % % % UBS Group AG % % % UBS AG 5.74% % 6.82 % UBS Americas Holding LLC % % % UBS Americas Inc. % % % UBS Asset Management (Americas) LLC. % % % - % % % UBS Group AG % % % Credit Suisse AG % % % Credit Suisse (Schweiz) AG % % % - % % % UBS Group AG % % % Credit Suisse AG % % % Credit Suisse Asset Management International Holding Ltd % % % Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG % % % Credit Suisse Funds AG % % %

6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 25.04.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service Proportion of voting rights Proportion of instruments Total of both % % %   24 Apr 2024